UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934






                        Suburban Ostomy Supply Co., Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   864471 10 7
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of or less of such class.) (See Rule 13-d-7).

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Herbert P. Gray

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                   (b) |_|
3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

Number        5          SOLE VOTING POWER
of shares
benefic-                           715,627
ially
owned
by each
reporting
person
with
              6          SHARED VOTING POWER

                                    0

              7          SOLE DISPOSITIVE POWER

                                   681,993

              8          SHARED DISPOSITIVE POWER

                                    0
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              681,993

10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES


11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          6.5%

12            TYPE OF REPORTING PERSON

                                          IN

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Item 1(a)         Name of Issuer:

                  Suburban Ostomy Supply Co., Inc.

Item 1(b) Address of Issuer's principal executive offices:

                  75 October Hill Road
                  Holliston, MA  01746

Item 2(a)         Name of person filing:

                  Herbert P. Gray

Item 2(b) Address of principal business office or, if none, residence:

                  c/o Suburban Ostomy Supply Co., Inc.
                  75 October Hill Road
                  Holliston, MA  01746

Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of class of securities:

                  Common Stock, no par value

Item 2(e)         CUSIP Number:

                  864471 10 7

Item 3 If Statement filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:


                  (a)      |_| Broker or Dealer

                  (b)      |_| Bank

                  (c)      |_| Insurance Company

                  (d)      |_| Investment Company

                  (e)      |_| Investment Advisor

                  (f)      |_| Employee Benefit Plan, Pension Fund or Endowment
                               Fund

                  (g)      |_| Parent Holding Company


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                  (h)      |_| Group

Item 4            Ownership:

                  (a)      Amounts beneficially owned:

                           As of December 31, 1996, Mr. Gray directly owned 620,000 shares of the Issuer's Common Stock. In addition, Mr. Gray holds voting power of 33,634 shares of the issuer's Common Stock as Trustees of the Lisa Benovitz 1991 Irrevocable Trust and The Eric Benovitz 1996 Irrevocable Trust. Mr. Gray may be deemed the beneficial owner of 61,993 shares of Common Stock subject to options exercisable within 60 days of December 31, 1996.

                  (b)      Percent of class:

                           Mr. Gray could be deemed to be the beneficial owner, for purposes of Schedule 13G, of 685,155 shares of common stock held individually and as Co-Trustee, which would constitute 6.5% of the Issuer's 10,415,750 shares of common stock, as of December 31, 1996.

                  (c)      Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:

                                   715,627

                           (ii)  shared power to vote or to direct the vote:

                                        0

                           (iii) sole power to dispose or to direct the disposition of:

                                   681,993

                           (iv) shared power to dispose or to direct the disposition of:

                                        0

Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of more than 5% on behalf of another person:

                  Not applicable.

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the Parent Holding
                  Company:

                  Not applicable.

Item 8            Identification and classification of members of the Group:

                  Not applicable.



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Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not applicable.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     /s/Herbert P. Gray
                                     Herbert P. Gray
Dated:  February   13, 1997


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